The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended		For the Years Ended December 31
In millions, except ratios (Unaudited)	Jun 30, 2013	Jun 30, 2012	2012	2011	2010	2009	2008
Income from Continuing Operations Before Income Taxes	$4,502	$1,690	$1,665	$3,601	$2,802	$469	$1,277
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(458)	(317)	(536)	(1,223)	(1,112)	(630)	(787)
Distributed income of earnings of nonconsolidated affiliates	618	508	823	1,016	668	690	836
Capitalized interest	(42)	(45)	(84)	(90)	(72)	(61)	(97)
Amortization of capitalized interest	46	45	90	100	95	91	84
Preferred security dividends	—	—	—	—	—	(20)	(63)
Adjusted earnings	$4,666	$1,881	$1,958	$3,404	$2,381	$539	$1,250
Fixed charges:
Interest expense and amortization of debt discount	$575	$641	$1,269	$1,341	$1,473	$1,571	$648
Capitalized interest	42	45	84	90	72	61	97
Preferred security dividends	—	—	—	—	—	20	63
Rental expense – interest component	61	58	120	112	95	107	120
Total fixed charges	$678	$744	$1,473	$1,543	$1,640	$1,759	$928
Earnings available for the payment of fixed charges	$5,344	$2,625	$3,431	$4,947	$4,021	$2,298	$2,178
Ratio of earnings to fixed charges	7.9	3.5	2.3	3.2	2.5	1.3	2.3

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$170	$170	$340	$340	$340	$312	$—
Adjustment to pretax basis (at 35 percent)	92	92	183	183	183	168	—
Preferred stock dividends - pretax	$262	$262	$523	$523	$523	$480	$—
Combined fixed charges and preferred stock dividend requirements	$940	$1,006	$1,996	$2,066	$2,163	$2,239	$928
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.7	2.6	1.7	2.4	1.9	1.0	2.3

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